EXHIBIT A

(1) The amount of securities beneficially owned by the reporting person includes 3,091,398 shares of common stock held by Appaloosa Investment Limited Partnership ("AILP") and 2,708,602 shares of common stock held by Palomino Fund Ltd. ("Palomino"). The reporting person is the sole stockholder and president of Appaloosa Partners Inc. ("API"). API is the general partner of, and the reporting person owns a majority of the limited partnership interests of, Appaloosa Management L.P. (the "Manager"). The Manager is the general partner of AILP, and acts as an investment advisor to Palomino. The reporting person disclaims beneficial ownership of the shares of common stock of the Issuer held by AILP and Palomino except to the extent of his pecuniary interest therein.